Heritage Global Inc.

12625 High Bluff Drive, Suite 305

San Diego, CA 92130

October 4, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
100 F Street, NE

Washington, D.C. 20549
Attention: Jennifer Lopez

Re:	Heritage Global Inc.
Registration Statement on Form S-3
File No. 333-259795

Acceleration Request

Requested Date: October 6, 2021

Requested Time:4:01 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Heritage Global Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-259795) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Jon D. Stanley, of Bass, Berry & Sims PLC by telephone at (615) 742-6257. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective date and time of the Registration Statement be sent to our counsel, Jon D. Stanley, of Bass, Berry & Sims PLC by e-mail at jstanley@bassberry.com.

If you have any questions, please feel free to contact Jon D. Stanley, of Bass, Berry & Sims PLC at (615) 742-6257. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

Heritage Global Inc.

By:	/s/ James Sklar
Name:	James Sklar
Title:	Executive Vice President, General Counsel and Secretary